Filed Pursuant to Rule 433
Registration No. 333-180289
December 16, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Stock-Linked Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Buffered Leveraged Tracker Notes

▸ Buffered Leveraged Tracker Notes linked to an equally weighted basket consisting of the common equity securities of British Petroleum p.l.c., Chevron Corporation and Total S.A.

▸ Maturity of approximately two years

▸ At least 1.05x exposure (to be determined on the pricing date) to any positive return of the reference asset

▸ Protection from the first 10% of any losses of the reference asset

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Buffered Leveraged Tracker Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-18 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $980 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-18 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

Buffered Leveraged Tracker Notes

Linked to a Basket Consisting of the Common Equity Securities of British Petroleum p.l.c., Chevron Corporation and Total S.A.

This free writing prospectus relates to a single offering of Buffered Leveraged Tracker Notes linked to the performance of the Reference Asset as indicated below.

Reference Stocks:

Reference Stock Issuers	Ticker Symbol	Relevant Exchange[1]	Industry	Initial Price[2]
British Petroleum p.l.c	BP/ LN	London Stock Exchange	Integrated Oils	
Chevron Corporation	CVX UN	NYSE	Integrated Oils	
Total S.A.	FP FP	Euronext Paris	Integrated Oils	

[1]   For additional information regarding the Relevant Exchanges, please see "Information Relating to the Reference Stocks" beginning on page FWP-14.
[2]   For each Reference Stock, the Official Closing Price of that Reference Stock on the Pricing Date.

Indicative Terms*

Principal Amount	$1,000 per Note
Term	Approximately two years
Buffer Amount	-10%
Upside Participation Rate	At least 105%, to be determined on the Pricing Date.
Reference Asset	An equally weighted basket consisting of three Reference Stocks, as described in the table above.
Payment at Maturity per Note	**If the Reference Return is greater than zero**: $1,000 + ($1,000 × Reference Return × Upside Participation Rate) **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Amount:** $1,000 (zero return). **If the Reference Return is less than the Buffer Amount:** $1,000 + [$1,000 × (Reference Return + 10%)]). If the Reference Return is less than the Buffer Amount, you will lose up to 90% of your investment.
Reference Return	$\dfrac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$
Initial Value	Set to 100 on the Pricing Date
Final Value	See page FWP-5
Pricing Date	December [ ], 2014
Trade Date	December [ ], 2014
Original Issue Date	December [ ], 2014
Final Valuation Date	December [ ], 2016
Maturity Date	December [ ], 2016
CUSIP/ISIN	40433BTW8/US40433BTW80

* As more fully described beginning on page FWP-4.

The Notes

The Buffered Leveraged Tracker Notes are designed for investors who believe the Reference Asset will appreciate over the term of the Notes. If the Reference Asset appreciates over the term of the Notes, you will realize a return equal to at least 105% (to be determined on the Pricing Date) of the Reference Asset's appreciation. If the Reference Return is less than or equal to zero but greater than or equal to -10%, you will receive your principal amount. If the Reference Asset declines by more than 10%, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the -10% Buffer Amount.



The offering period for the Notes is through **December [ ], 2014**

Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the Buffer Amount of -10%, and assumes a Upside Participation Rate of 105% (1.05x). The actual Upside Participation Rate will be determined on the Pricing Date.

Reference Return	Participation in Reference Return	Notes Return
10.00% 5.00%	1.05x upside exposure	10.50% 5.25%
-5.00% -10.00%	Buffer Amount of -10%	0.00% 0.00%
-50% -90%	1x Loss Beyond Buffer	-40% -80%

Information about the Reference Asset

The following graph illustrates the hypothetical daily historical performance of the Reference Asset from January 1, 2008 through December 15, 2014, based on closing price information from the Bloomberg Professional® service, if the value of the Reference Asset was made to equal 100 on January 1, 2008. The hypothetical historical performance reflects the performance of the Reference Asset would have exhibited based on (i) the actual historical performance of the Reference Stocks and (ii) the assumption that no adjustment to the Official Closing Price occurred from January 1, 2008 through December 15, 2014 for any Reference Stock. Neither the hypothetical historical performance of the Reference Asset nor the actual historical performance of the Reference Stocks should be taken as indications of future performance.

We cannot give you assurance that the performance of the Reference Asset will result in the return of your initial investment. You may lose up to 90% of your investment.



For further information on each Reference Stock, please see "Information Relating to the Reference Stocks" beginning on page FWP-14. We have derived all disclosure regarding the Reference Stocks from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Stocks.

HSBC USA Inc.
Buffered Leveraged Tracker Notes



Linked to a Basket Consisting of the Common Equity Securities of British Petroleum p.l.c., Chevron Corporation and Total S.A.

This free writing prospectus relates to an offering of Buffered Leveraged Tracker Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Reference Return is less than the Buffer Amount, lose up to 90% of your principal.**

This free writing prospectus relates to a single offering of Notes, linked to the performance of an equally weighted basket (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

Reference Asset: An equally weighted basket consisting of three Reference Stocks, as described in the table below.

Reference Stocks: The common equity securities of the following Reference Stock Issuers:

Reference Stock Issuer	Ticker Symbol	Relevant Exchange[1]	Initial Price[2]
British Petroleum p.l.c.	BP/ LN	London Stock Exchange	
Chevron Corporation	CVX UN	NYSE	
Total S.A.	FP FP	Euronext Paris	

[1]. For additional information regarding the Relevant Exchanges, please see "Information Relating to the Reference Stocks" beginning on page FWP-14.

[2]. For each Reference Stock, the Official Closing Price on the Pricing Date.

Component Weightings: With respect to each Reference Stock, 1/3.

Trade Date: December [ ], 2014

Pricing Date: December [ ], 2014

Original Issue Date: December [ ], 2014

Final Valuation Date: December [ ], 2016, subject to adjustment as described under "Additional Note Terms—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.

Maturity Date: 3 business days after the Final Valuation Date, and expected to be December [ ], 2016. The Maturity Date is subject to adjustment as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Upside Participation Rate: At least 105%, to be determiend on the Pricing Date.

Payment at Maturity: On the Maturity Date, for each Note, we will pay you the Final Settlement Value.

Final Settlement Value: *If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Amount, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Amount, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 10%)].

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is less than the Buffer Amount. **If the Reference Return is less than the Buffer Amount, you will lose up to 90% of your investment.**

Reference Return: The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Buffer Amount:	-10%
Initial Value:	Set to 100 on the Pricing Date.
Final Value:	The Reference Asset Closing Value on the Final Valuation Date.
Reference Asset Closing Value:	On any scheduled trading day, the Reference Asset Closing Value will be calculated as follows: 100 × [1 + (sum of each Reference Stock Return multiplied by its Component Weighting)]
Reference Stock Return:	With respect to each Reference Stock:

$$\frac{\text{Final Component Price - Initial Component Price}}{\text{Initial Component Price}}$$

Initial Component Price:	With respect to each Reference Stock, its Official Closing Price on the Pricing Date.
Final Component Price:	With respect to each Reference Stock, its Official Closing Price on the Final Valuation Date.
Official Closing Price:	With respect to each Reference Stock, the Official Closing Price on any scheduled trading day during the term of the Notes will be its relevant official price of one share on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange's official price determination mechanism, as further described under "Additional Note Terms—Official Closing Price" in the accompanying Stock-Linked Underlying Supplement. With respect to each Reference Stock, its Official Closing Price will be subject to adjustment by the Calculation Agent as described under "Additional Note Terms – Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
CUSIP/ISIN:	40433BTW8/US40433BTW80

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to a single offering of Notes, linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any Reference Stock or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The Stock-Linked Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Amount, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Amount, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 10%)].

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is less than the Buffer Amount. If the Reference Return is less than the Buffer Amount, you will lose up to 90% of your investment.

Interest

The Notes will not pay interest.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the Notes.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -10%.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -10%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the Reference Stocks.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any Reference Stock. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be fully exposed to the decline in the Final Value from the Initial Value if the Reference Return is less than the Buffer Amount of -10%. Accordingly, if the Reference Return is less than -10%, your Payment at Maturity will be less than the Principal Amount. You may lose up to 90% of your investment at maturity if the Reference Return is less than the Buffer Amount.

The amount payable on the Notes is not linked to the prices of the Reference Stocks at any time other than on the Final Valuation Date.

The Final Value will be based on the Official Closing Prices of the Reference Stocks on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the prices of the Reference Stocks appreciate during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than their respective Initial Component Prices, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the prices of the Reference Stocks prior to such decrease. Although the actual prices of the Reference Stocks on the Maturity Date or at other times during the term of the Notes may be higher than their respective Final Component Prices, the Payment at Maturity will be based solely on the Official Closing Prices of the Reference Stocks on the Final Valuation Date.

Change in the price of one or more Reference Stocks may be offset by change in the prices of the other Reference Stocks.

A change in the price of one or more Reference Stocks on the Final Valuation Date may not correlate with change in the prices of the other Reference Stocks. The price of one or more Reference Stocks may increase, while the prices of the other Reference Stocks may not increase as much, or may even decrease. Therefore, in calculating the price of the Reference Asset, increases in the price of one or more Reference Stocks may be moderated, or wholly offset, by lesser increases or decreases in the prices of the other Reference Stocks.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately five months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The Reference Stocks are concentrated in one sector.

All of the Reference Stocks are issued by companies whose primary business is directly associated with petroleum industry. Although an investment in the Notes will not give holders any ownership or other direct interests in the Reference Stocks, the return on the Notes will be subject to certain risks associated with a direct equity investment in companies in petroleum industry. Accordingly, by investing in the Notes, you will not benefit from diversification, which could result from an investment linked to companies that operate in multiple sectors.

All of the Reference Stocks are issued by companies in petroleum industry. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will also affect the performance of these companies. The stock prices of companies in petroleum industry are subject to significant price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and governmental policies. Weak demand for these companies' products or services or for energy products and services in general, as well as negative developments in these other areas, could adversely impact the value of Reference Asset. This in turn could adversely impact the market value of the Notes and the payments on the Notes.

Risks associated with non-U.S. companies.

An investment in securities linked to the value of the common stock of a non-U.S. company, such as BP and FP, involves risks associated with the home country of such non-U.S. company. The prices of such non-U.S. company's common stock may be affected by political, economic, financial and social factors in the home country of such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes.

The foreign securities comprising or relating to a non-U.S. Reference Stock may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties.

These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

In addition, as to BP and FP, there can be no assurance that any increase or decrease in the prices of their common equity securities on the applicable Relevant Exchange set forth above will be similar to the changes in the prices of their American Depositary Shares (ADSs) that trade on the New York Stock Exchange, and the performance of these securities may be worse than that of their ADSs.

The Notes will not be adjusted for changes in exchange rates.

Although BP and FP are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the price of the BP or the FP, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset or the Official Closing Price of any Reference Stock. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Buffer Amount: -10%

▸ Hypothetical Upside Participation Rate: 105% (The actual Upside Participation Rate will be determined on the Pricing Date and will be at least 105%)

Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$2,050.00	105.00%
80.00%	$1,840.00	84.00%
60.00%	$1,630.00	63.00%
40.00%	$1,420.00	42.00%
20.00%	$1,210.00	21.00%
10.00%	$1,105.00	10.50%
5.00%	$1,052.50	5.25%
2.00%	$1,021.00	2.10%
1.00%	$1,010.50	1.05%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$1,000.00	0.00%
-2.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	**$1,000.00**	**0.00%**
-20.00%	$900.00	-10.00%
-40.00%	$700.00	-30.00%
-60.00%	$500.00	-50.00%
-80.00%	$300.00	-70.00%
-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Return is 2.00%.

Reference Return:	2.00%
Final Settlement Value:	**$1,021.00**

Because the Reference Return is positive, the Final Settlement Value would be $1,021.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 105%)

= $1,021.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 105% when such Reference Return is positive.

Example 2: The Reference Return is -5.00%.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Amount of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 2 shows that you will receive the return of your principal investment where the value of the Reference Asset declines by no more than 10% over the term of the Notes.

Example 3: The Reference Return is -60.00%.

Reference Return:	-60.00%
Final Settlement Value:	**$500.00**

Because the Reference Return is less than the Buffer Amount of -10%, the Final Settlement Value would be $500.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 10%)]

= $1,000 + [$1,000 × -50.00%]

= $500.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Amount of -10%. **YOU MAY LOSE UP TO 90% OF THE PRINCIPAL AMOUNT.**

INFORMATION RELATING TO THE REFERENCE STOCKS

Description of British Petroleum p.l.c.

British Petroleum PLC has stated in its filings with the SEC that it is an international oil and gas company. **The ordinary shares of BP are listed on the London Stock Exchange, which we refer to as the Relevant Exchange for purposes of BP in the Stock-Linked Underlying Supplement.** Information filed by British Petroleum PLC with the SEC under the Exchange Act can be located by reference to its SEC file number: 333-179953-or its CIK Code: 0000313807.

Historical Performance of British Petroleum p.l.c.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the Relevant Exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through December 15, 2014. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in pound sterling and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH (£)	QUARTER LOW (£)	QUARTER CLOSE (£)	QUARTER ENDING	QUARTER HIGH (£)	QUARTER LOW (£)	QUARTER CLOSE (£)
March 31, 2008	648.00	495.00	512.00	September 30, 2011	477.15	361.25	388.50
June 30, 2008	657.25	501.50	583.25	December 30, 2011	472.35	363.95	460.50
September 30, 2008	583.00	446.00	464.00	March 30, 2012	512.00	455.05	462.55
December 31, 2008	541.25	370.00	526.00	June 29, 2012	473.80	389.50	421.95
March 31, 2009	566.50	400.00	471.50	September 28, 2012	456.00	417.05	436.50
June 30, 2009	543.75	426.50	477.80	December 31, 2012	459.35	416.35	424.80
September 30, 2009	568.50	459.25	553.00	March 28, 2013	482.05	426.60	459.90
December 31, 2009	613.40	528.00	600.00	June 28, 2013	485.00	437.25	455.25
March 31, 2010	640.10	555.00	623.40	September 30, 2013	476.45	430.30	433.10
June 30, 2010	658.20	296.00	318.90	December 31, 2013	494.20	426.55	488.05
September 30, 2010	438.25	312.65	427.80	March 31, 2014	510.00	463.80	480.00
December 31, 2010	479.00	418.25	465.55	June 30, 2014	526.80	467.10	514.90
March 31, 2011	514.90	431.00	454.00	September 30, 2014	521.50	448.10	453.45
June 30, 2011	480.20	425.00	458.65	December 15, 2014*	455.45	364.40	373.25

* This free writing prospectus includes information for the four calendar quarter of 2014 for the period from October 1, 2014 through December 15, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for fourth calendar quarter of 2014.

The graph below illustrates the daily performance of BP's ordinary shares from January 1, 2008 through December 15, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on December 15, 2014 was £373.25. *Past performance of the Reference Stock is not indicative of its future performance.*



Description of Chevron Corporation

Chevron Corporation is an integrated energy company with operations in countries located around the world. The company produces and transports crude oil and natural gas, refines, markets, and distributes fuels, and is involved in chemical operations, mining operations, power generation and energy services. Information filed by CVX with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00368 or its CIK Code: 0000093410.

Historical Performance of Chevron Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the Relevant Exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through December 15, 2014. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	95.21	76.41	85.36	September 30, 2011	109.75	87.31	92.52
June 30, 2008	104.62	84.60	99.13	December 30, 2011	110.00	86.68	106.40
September 30, 2008	100.00	77.50	82.48	March 30, 2012	112.28	102.08	107.24
December 31, 2008	83.69	55.50	73.97	June 29, 2012	108.79	95.74	105.50
March 31, 2009	78.44	56.12	67.24	September 28, 2012	118.50	103.29	116.56
June 30, 2009	72.75	63.06	66.25	December 31, 2012	118.38	100.66	108.14
September 30, 2009	73.37	60.88	70.43	March 28, 2013	121.56	108.75	118.82
December 31, 2009	79.82	67.87	76.99	June 28, 2013	127.40	114.13	118.34
March 31, 2010	81.09	69.55	75.83	September 30, 2013	127.82	117.25	121.50
June 30, 2010	83.40	67.80	67.86	December 31, 2013	125.65	114.44	124.91
September 30, 2010	82.19	66.83	81.05	March 31, 2014	125.32	109.27	118.91
December 31, 2010	92.39	80.41	91.25	June 30, 2014	133.57	116.55	130.55
March 31, 2011	109.65	90.12	107.43	September 30, 2014	135.10	118.67	119.32
June 30, 2011	109.94	97.00	102.84	December 15, 2014*	120.16	100.15	100.86

* This free writing prospectus includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through December 15, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for fourth calendar quarter of 2014.

The graph below illustrates the daily performance of CVX's common stock from January 1, 2008 through December 15, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on December 15, 2014 was $100.86. ***Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.***



Description of Total S.A.

Total S.A. has stated in its filings with the SEC that it is a French company that engages in all aspects of the petroleum industry, including upstream operations and downstream operations. The company also produces base chemicals (petrochemicals and fertilizers) and specialty chemicals for the industrial and consumer markets. **The shares of FP are listed on the Euronext Paris, which we refer to as the Relevant Exchange for purposes of FP in the Stock-Linked Underlying Supplement.** Information filed by Total S.A. with the SEC under the Exchange Act can be located by reference to its SEC file number: 333-180967 or its CIK Code: 0000879764.

Historical Performance of Total S.A.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the Relevant Exchange, of the Reference Stock for each quarter in the period from November 1, 2008 through December 15, 2014. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in euros and rounded to the nearest cent. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH (€)	QUARTER LOW (€)	QUARTER CLOSE (€)	QUARTER ENDING	QUARTER HIGH (€)	QUARTER LOW (€)	QUARTER CLOSE (€)
March 31, 2008	59.50	45.45	47.04	September 30, 2011	40.90	29.40	33.24
June 30, 2008	58.25	46.35	54.20	December 30, 2011	39.81	31.73	39.50
September 30, 2008	54.24	40.50	42.58	March 30, 2012	42.97	37.02	38.24
December 31, 2008	44.55	31.52	38.91	June 29, 2012	39.40	33.42	35.50
March 31, 2009	42.47	34.25	37.43	September 28, 2012	42.00	34.51	38.60
June 30, 2009	42.46	34.72	38.48	December 31, 2012	40.11	36.93	39.01
September 30, 2009	42.45	35.75	40.61	March 28, 2013	40.82	37.04	37.36
December 31, 2009	45.79	39.01	45.01	June 28, 2013	40.40	35.18	37.51
March 31, 2010	46.74	40.05	42.98	September 30, 2013	43.79	36.62	42.90
June 30, 2010	44.63	36.21	36.97	December 31, 2013	45.67	41.05	44.53
September 30, 2010	41.00	35.66	37.81	March 31, 2014	48.25	41.31	47.60
December 31, 2010	41.28	36.91	39.65	June 30, 2014	54.71	47.31	52.78
March 31, 2011	44.55	39.71	42.96	September 30, 2014	53.65	47.15	51.45
June 30, 2011	43.73	37.31	39.88	December 15, 2014*	51.29	38.25	39.37

* This free writing prospectus includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through December 15, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for fourth calendar quarter of 2014.

The graph below illustrates the daily performance of FP's shares from January 1, 2008 through December 15, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on December 15, 2014 was €39.37. *Past performance of the Reference Stock is not indicative of its future performance.*



THE REFERENCE ASSET

The following graph illustrates the hypothetical daily historical performance of the Reference Asset from January 1, 2008 through December 15, 2014 based on closing price information from the Bloomberg Professional® service, if the value of the Reference Asset was made to equal 100 on January 1, 2008. The hypothetical historical performance reflects the performance the Reference Asset would have exhibited based on (i) the actual historical performance of the Reference Stocks and (ii) the assumption that no adjustment to the Official Closing Price occurred from January 1, 2008 through December 15, 2014 for any Reference Stock. Neither the hypothetical historical performance of the Reference Asset nor the actual historical performance of the Reference Stocks should be taken as indications of future performance.

We cannot give you assurance that the performance of the Reference Asset will result in the return of your initial investment. You may lose up to 90% of your investment.



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Stock will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Stock on the scheduled trading day immediately preceding the date of acceleration, the determination of that Reference Stock's relevant prices will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Reference Stock occurring on that date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Leveraged Tracker Notes Linked to a Basket Consisting of the Common Equity Securities of British Petroleum p.l.c., Chevron Corporation and Total S.A.

December 16, 2014

FREE WRITING PROSPECTUS